FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 8, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated April 8, 2003

NDT VENTURES LTD.

PRESS RELEASE

April 8, 2003                                                                                 #03-08

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Drill Program Scheduled for the CC Project

NDT Ventures Ltd. (TSXV:NDE) is pleased to announce that it expects to commence drill site preparation on its CC Project shortly.  The CC Project is an undrilled bonanza vein target in Western Nevada with surface gold values up to 56 g/t.  The vein system consists of a 2 meter wide Main Vein central to a larger vein system consisting of footwall and hanging wall stockworks and splay veins.  The overall system measures up to 30 meters in width. The Project is located within the Walker Lane Mineral Belt immediately adjacent to Globex’s Bell Mountain project that has reported an open pitable mineral resource on a near surface portion of one large vein.

The Company’s reclamation bond application to the Bureau of Land Management is scheduled for final approval on April 18th and project work will commence immediately following this approval. The Company’s initial drill program will concentrate on a central 300 meter outcropping portion of the 1,000 meter long vein system.  Drill holes will be angled to intercept the vein at multiple elevations from five separate drill sites spaced evenly along the main target zone. This stage of the Company’s drill program will emphasize establishing mineral continuity from the outcrop down dip within the upper 50 meters of the vein system.  Subsequent work will be contingent on initial drill results and include testing the vein system further down dip and along strike in both directions. Detailed mapping and sampling will continue over other portions of the property where work has defined additional target areas including a parallel vein structure approximated two kilometres to the southwest where gold values up to 3.7 g/t over one meter were obtained from outcrop.

In addition to the CC Claims, the Company has two other active gold projects in Nevada.  The Black Hills and Jenny properties are closely adjacent claim blocks situated on a major structural component of the Walker Lane and mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. Initial work has defined priority target areas with good surface gold values on these claims and detailed field evaluations are to be conducted over the next several months.

Elsewhere, planning is underway in conjunction with Navigator Exploration Ltd. for an aggressive program this summer on the newly acquired Melville Diamond Project.  The Company is also actively evaluating several additional gold properties and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 8, 2003